Rule 424(b)(3)
                                                                   No. 333-37480


                         CNL RETIREMENT PROPERTIES, INC.

         This Supplement is part of, and should be read in conjunction with, the Prospectus dated April 17, 2001 and the Prospectus Supplement dated November 29, 2001. Capitalized terms used in this Supplement have the same meaning as in the Prospectus unless otherwise stated herein.

         Information as to proposed Properties for which the Company has received initial commitments and as to the number and types of Properties acquired by the Company is presented as of February 12, 2002, and all references to commitments or Property acquisitions should be read in that context. Proposed Properties for which the Company receives initial commitments, as well as Property acquisitions that occur after February 12, 2002, will be reported in a subsequent Supplement.


                               RECENT DEVELOPMENTS

         On February 11, 2002, the Company acquired the Holley Court Terrace, an American Retirement Corporation independent living Property located in Oak Park, Illinois, a suburb west of Chicago. The Property, which opened in May 1992, includes 178 independent living units. Amenities include a common activities room and dining room, a library, an exercise room, a recreation room and a beauty/barber shop. The Property is less than five miles from four hospitals and is near shopping districts.

         In addition, on February 11, 2002, the Company acquired the Homewood Residence of Coconut Creek, an American Retirement Corporation assisted living Property located in Coconut Creek, Florida, a suburb north of Fort Lauderdale, Florida. The Property, which opened in February 2000, includes 80 assisted living units and 14 units for residents with Alzheimer's and related memory disorders. Amenities include a common activities room and dining room, a library, a beauty/barber shop, an emergency call system and professionally maintained grounds. The Property is within three miles of two hospitals and is near shopping areas and a park.

         The Company has committed to acquire an interest in five Properties through a joint venture in which the Company anticipates owning approximately 77%. The five Properties include two Brighton Gardens(R) by Marriott(R) Properties and three Marriott(R) MapleRidge Properties. The two Brighton Gardens Properties are the Brighton Gardens of Camarillo located in Camarillo, California, a suburb of Los Angeles, and the Brighton Gardens of Towson located in Towson, Maryland, a suburb of Baltimore. The Brighton Gardens of Camarillo is an assisted living/skilled nursing Property which opened in June 2000 and includes 90 assisted living units, 26 units for residents with Alzheimer's and related memory disorders, and 45 skilled nursing units. The Property is within ten miles of two hospitals and is adjacent to shopping areas. The Brighton Gardens of Towson is an assisted living Property which opened in June 2000 and includes 67 assisted living units and 24 units for residents with Alzheimer's and related memory disorders. The Property is within four miles of three hospitals and is near shopping areas and Towson University. Each facility's amenities include a common activities room and dining room, a beauty/barber shop, a library and professionally maintained gardens.

         The three Marriott(R) MapleRidge Properties are the Marriott MapleRidge of Clayton located in Clayton, Ohio, northwest of downtown Dayton, the Marriott MapleRidge of Dartmouth located in Dartmouth, Massachusetts, 30 miles east of Providence, Rhode Island and 60 miles south of Boston, Massachusetts, and the Marriott MapleRidge of Laguna Creek, located in Elk Grove, California, a suburb of Sacramento, California. The Marriott MapleRidge of Clayton, Dartmouth and Elk Grove are assisted living Properties. The Marriott MapleRidge of Clayton, which opened in March 2000, includes 42 assisted living units and 42 units for residents with Alzheimer's and related memory disorders. The Property is within ten miles of four hospitals, a mall and other shopping areas. The Marriott MapleRidge of Dartmouth and the Marriott MapleRidge of Elk Grove, which opened in November 1999 and September 1999, respectively, each include 56 assisted living units and 28 units for residents with Alzheimer's and related memory disorders. The Marriott MapleRidge of Dartmouth is within two miles of two




February 20, 2002                                Prospectus Dated April 17, 2001
hospitals and is near the Dartmouth Mall and other shopping areas. The Marriott MapleRidge of Elk Grove is within four miles of three hospitals and is adjacent to shopping and dining areas. Each facility's amenities include a common activities room and dining room, and professionally maintained gardens.

         As of February 12, 2002, the Company owned five Properties and had commitments to acquire, directly or indirectly, six additional Properties. All of the Properties owned by the Company are leased on a long-term, triple-net basis to operators of national retirement facilities.

         The Board of Directors declared distributions of $0.0583 per Share to stockholders of record on January 1 and February 1, 2002, payable in March 2002, representing an annualized distribution rate of 7.0%.


                                  THE OFFERINGS

GENERAL

         As of February 12, 2002, the Company had received aggregate subscriptions for 9,425,061 Shares totalling $94,250,606 in gross proceeds, including 38,141 Shares ($381,407) issued pursuant to the Reinvestment Plan, from its Initial Offering and this offering. As of February 12, 2002, net proceeds to the Company from its offerings of Shares and capital contributions from the Advisor, after deduction of selling commissions, marketing support and due diligence expense reimbursement fees and organizational and offering expenses, totalled approximately $83,400,000. The Company used approximately $41,200,000 of net offering proceeds, $8,100,000 in advances relating to its line of credit and $13,000,000 in Permanent Financing to invest approximately $62,300,000 in five retirement Properties. As of February 12, 2002, the Company had repaid all advances relating to its line of credit and had paid approximately $5,700,000 in Acquisition Fees and Acquisition Expenses, leaving approximately $28,400,000 available to invest in Properties or Mortgage Loans.


                                    BUSINESS

PROPERTY ACQUISITIONS

         Holley Court Terrace located in Oak Park, Illinois. On February 11, 2002, the Company acquired the Holley Court Terrace independent living Property located in Oak Park, Illinois (the "Oak Park Property") for $18,469,275 from American Retirement Corporation. The Company, as lessor, has entered into a long-term lease agreement relating to this Property. The general terms of the lease agreement are described in the section of the Prospectus entitled "Business -- Description of Property Leases." The principal features of the lease are as follows:

o        The initial term of the lease expires on February 11, 2017.

o At the end of the initial lease term, the tenant will have two consecutive renewal options of five years each.

o The lease requires minimum annual rent of $1,846,928 for the first lease year with increases of 1% each lease year thereafter.

o In addition to minimum rent, the lease requires percentage rent equal to 10% of gross revenues in excess of the "Oak Park Baseline Gross Revenues." The Oak Park Baseline Gross Revenues will equal gross revenues earned during the second 12 months of the lease.

o A security deposit equal to $460,950 has been retained by the Company as security for the tenant's obligations under the lease. An additional deposit equal to $277,821, representing funds on deposit with the lender, was assigned to the Company.

o Management fees payable to American Retirement Corporation for operation of the Oak Park Property are subordinated to minimum rent due to the Company.

o American Retirement Corporation has guaranteed all of the tenant's obligations under the lease.

         The federal income tax basis of the depreciable portion of the Oak Park Property is approximately $18.5 million.

         On February 11, 2002, the Company assumed approximately $13,000,000 of Permanent Financing relating to the Oak Park Property which is secured by a mortgage on the Property. The loan bears interest at a variable rate ranging from 6.28% to 8.00% per annum and requires monthly principal and interest payments through October 2003 with all unpaid principal and interest due at that time. In connection with the loan, the Company incurred assumption fees of approximately $16,200.

         The Oak Park Property, which opened in May 1992, includes 178 independent living units. Amenities include a common activities room and dining room, a library, an exercise room, a recreation room and a beauty/barber shop. The Property is located in a suburb west of Chicago and is less than five miles from four hospitals and near shopping districts. Other senior living facilities located in proximity to the Oak Park Property include Bethlehem Woods, The British Home, Gardenhouse of Maywood and Plymouth Place. The average occupancy rate, the revenue per occupied unit (per diem) and the revenue per available unit (per diem) for the most recent five year period the independent living facility has been operational are as follows:

                                Oak Park Property
             -------------------------------------------------------

                Average            Revenue               Revenue
               Occupancy         per Occupied         per Available
  Year           Rate                Unit                 Unit
----------   -------------     ---------------      ----------------

  *1997         91.60%              $77.76                $74.29
  *1998         96.30%               84.66                 81.53
  *1999         97.60%               80.19                 78.24
  *2000         98.90%               84.51                 83.61
  *2001         98.80%               80.01                 79.04

* Data for each year represents the period January 1 through December 31.

         Homewood Residence of Coconut Creek located in Coconut Creek, Florida. On February 11, 2002, the Company acquired the Homewood Residence of Coconut Creek assisted living Property located in Coconut Creek, Florida (the "Coconut Creek Property") for $9,687,563 from American Retirement Corporation. The Company, as lessor, has entered into a long-term lease agreement relating to this Property. The general terms of the lease agreement are described in the section of the Prospectus entitled "Business -- Description of Property Leases." The principal features of the lease are as follows:

o        The initial term of the lease expires on February 11, 2017.

o At the end of the initial lease term, the tenant will have two consecutive renewal options of five years each.

o The lease requires minimum annual rent of $968,756 for the first lease year with increases of 2% each lease year thereafter.

o In addition to minimum rent, the lease requires percentage rent equal to 10% of gross revenues in excess of the "Coconut Creek Baseline Gross Revenues." The Coconut Creek Baseline Gross Revenues will be the prior 12 months total revenue for the period ending on the earlier of (i) the 36th month of the lease, or (ii) the month in which the facility achieves average occupancy of 93% for the prior 12 months.

o A security deposit equal to $387,503 has been retained by the Company as security for the tenant's obligations under the lease.

o Management fees payable to American Retirement Corporation for operation of the Coconut Creek Property are subordinated to minimum rent due to the Company.

o American Retirement Corporation has guaranteed the tenant's obligation to pay minimum rent under the lease. In addition, American Retirement Corporation is required to maintain a "Tenant Reserve" which was established at $262,500 at closing. The balance in the reserve is subject to quarterly changes based on proforma budgets for the following four fiscal quarters. The reserve will terminate the later of
         (i) when "Minimum Rent Coverage" of 1.1 is achieved for four consecutive fiscal quarters, commencing with the quarter ending June 30, 2002, or (ii) February 29, 2004. Minimum Rent Coverage equals the total cash available for lease payments during each successive period of four consecutive fiscal quarters divided by the total minimum rent paid during such period.

         In connection with the acquisition of this Property, the Company may be required to make an additional payment (the "Coconut Creek Earnout Amount") if certain earnout provisions are achieved by March 31, 2005. The Coconut Creek Earnout Amount is equal to the lesser of: (i) the adjusted net operating income of the Property (over the twelve months preceding March 31, 2005, adjusted, if necessary, to reflect net operating income that would be derived from the Property at a 93% occupancy rate) divided by 8.57, less the Company's initial investment in the Property (meaning the acquisition and transactional costs incurred by the Company in purchasing the Property and subsequent amounts incurred by the Company with respect to the Property); (ii) 20% of the Company's investment in the Property; or (iii) 94% of the fair market value of the Property, less the Company's investment in the Property. At such time that the Coconut Creek Earnout Amount becomes payable, the lease will be amended to increase the annual minimum rent for any such amount payable.

         The federal income tax basis of the depreciable portion of the Coconut Creek Property is approximately $9.7 million.

         The Coconut Creek Property, which opened in February 2000, includes 80 assisted living units and 14 units for residents with Alzheimer's and related memory disorders. The Operator provides assistance to residents with daily living activities such as bathing, dressing and medication reminders. Amenities include a common activities room and dining room, a library, a beauty/barber shop, an emergency call system and professionally maintained grounds. The Property is located approximately 14 miles north of Fort Lauderdale, Florida. The Property is within three miles of two hospitals and is near shopping areas and a park. In addition to the Company's Homewood Residence of Boca Raton, other senior living facilities located in proximity to the Coconut Creek Property include Brighton Gardens of Boca Raton, Chancellor Park of Deer Creek, Concorde Retirement Community, The Forum at Deer Creek, Park Regency, The Renaissance and Seasons. The average occupancy rate, the revenue per occupied unit (per diem) and the revenue per available unit (per diem) for the period the assisted living facility has been operational are as follows:

                                   Coconut Creek Property
                 ----------------------------------------------------------
                      Average           Revenue per            Revenue
                     Occupancy            Occupied          per Available
    Year               Rate                 Unit                 Unit
 -----------     ----------------    -----------------    -----------------

    *2000             28.20%               $79.87               $22.52
   **2001             71.30%                77.11                53.93

*     Data for 2000 represents the period February 14, 2000 through December 31,
      2000.

**    Data for 2001  represents the period January 1, 2001 through  December 31,
      2001.

         The Company believes that the results achieved by the Property, as shown in the table above, are not indicative of its long-term operating potential as the Property opened in February 2000.

PENDING INVESTMENTS

         As of February 12, 2002, the Company had initial commitments to acquire six Properties. The six Properties are the Brighton Gardens of Camarillo in Camarillo, California, the Brighton Gardens of Towson in Towson, Maryland, the Heritage Club at Greenwood Village in Greenwood Village, Colorado, the Marriott MapleRidge of Clayton in Clayton, Ohio, the Marriott MapleRidge of Dartmouth in Dartmouth, Massachusetts and the Marriott MapleRidge of Laguna Creek in Elk Grove, California. The acquisition of each of these Properties is subject to the fulfillment of certain conditions. There can be no assurance that any or all of the conditions will be satisfied or, if satisfied, that one or more of these Properties will be acquired by the Company. If acquired, the leases of these Properties are expected to be entered into on substantially the same terms described in the section of the Prospectus entitled "Business -- Description of Property Leases." In order to acquire these Properties, the Company must obtain additional funds through the receipt of additional offering proceeds and/or debt financing. The Company plans to fund five of these acquisitions with a commercial paper based loan of approximately $23.5 million and one with Permanent Financing of approximately $10 million. Five of the Properties will be operated and managed by a wholly owned subsidiary of Marriott Senior Living Services and one will be operated and managed by a wholly owned subsidiary of American Retirement Corporation.

         Leases. Set forth below are summarized terms expected to apply to the leases for each of the six Properties. More detailed information relating to a Property and its related lease will be provided at such time, if any, as the Property is acquired.


                                           Estimated Purchase         Lease Term and              Minimum Annual          Percentage
      Property                                   Price                Renewal Options                  Rent                  Rent
---------------------------------------    -------------------     ----------------------       --------------------     -----------

Brighton Gardens of Camarillo (1)(2)          $20,157,000          15 years; two ten-year               (3)                    (4)
Camarillo, CA                                                      renewal options
(the "Camarillo Property")
Existing retirement facility

Brighton Gardens of Towson (1)(2)             $13,241,000          15 years; two ten-year               (3)                    (4)
Towson, MD                                                         renewal options
(the "Towson Property")
Existing retirement facility

Heritage Club at Greenwood Village (5)        $17,865,000          15 years; two five-year      $1,786,538 for the first       (7)
Greenwood Village, CO                                              renewal options              lease year; increases by
(the "Greenwood Village Property")                                                              2% each lease year
Existing retirement facility                                                                    thereafter (6)

Marriott MapleRidge of Clayton (1)(2)          $8,695,000          15 years; two ten-year               (3)                    (4)
Clayton, OH                                                        renewal options
(the "Clayton Property")
Existing retirement facility

Marriott MapleRidge of Dartmouth (1)(2)        $8,794,000          15 years; two ten-year               (3)                    (4)
Dartmouth, MA                                                      renewal options
(the "Dartmouth Property")
Existing retirement facility

Marriott MapleRidge of Laguna Creek (1)(2)     $9,189,000          15 years; two ten-year               (3)                    (4)
Elk Grove, CA                                                      renewal options
(the "Elk Grove Property")
Existing retirement facility


--------------------------
FOOTNOTES:

(1) The Company anticipates acquiring an approximate 77% interest in a joint venture that will own the Camarillo, Towson, Clayton, Dartmouth and Elk Grove Properties.

(2) In connection with the purchase of the Camarillo, Towson, Clayton, Dartmouth and Elk Grove Properties, the Company plans to borrow approximately $23,500,000 in the form of a commercial paper backed loan secured by the Properties with an anticipated interest rate of 150 basis points over commercial paper rate per annum. In conjunction with this transaction, the Company has engaged an Affiliate of the Advisor, which is majority owned by subsidiaries of CNL Financial Group, Inc., to act as its structuring agent (the "Structuring Agent".) The Structuring Agent will receive an origination fee equal to 2% of the amount of the loan with $100,000 payable upon engagement.

(3) Minimum annual rent for the first through fifth lease year is adjustable based upon the cost of debt and minimum joint venture distribution amounts. The anticipated rate will range from 9.14% to 10.50% of the Company's total cost to purchase the Property; 10.50% for the sixth lease year and thereafter.

(4) Percentage rent will be seven percent of gross revenues in excess of the "Baseline Gross Revenues." The Baseline Gross Revenues will equal total revenues for the fifth lease year.

(5) In connection with the purchase of the Greenwood Village Property, the Company plans to borrow $10,000,000 from a commercial bank in the form of a mortgage note secured by the Property with an anticipated interest rate of 7.50% per annum.

(6)      Based on estimated purchase price.

(7) Percentage rent will be 10% of gross revenues in excess of the "Baseline Gross Revenues." The Baseline Gross Revenues will be the prior 12 months total revenue for the period ending on the earlier of
         (i) the 36th month of the lease, or (ii) the month in which the occupancy has averaged 93% for the prior 12 months.

         Camarillo Property. The Camarillo Property, which opened in June 2000, is the Brighton Gardens of Camarillo located in Camarillo, California. The Camarillo Property includes 90 assisted living units, 26 units for residents with Alzheimer's and related memory disorders, and 45 skilled nursing units. The Operator provides assistance to residents with daily living activities such as bathing, dressing and medication reminders as well as medical monitoring. The Property is located in a northwestern suburb of Los Angeles, California. The number of seniors in the ten-mile area surrounding the Camarillo Property is expected to grow by 19.5% between 2001 and 2006. The Property is within ten miles of two hospitals and is adjacent to shopping areas.

         Towson Property. The Towson Property, which opened in June 2000, is the Brighton Gardens of Towson located in Towson, Maryland. The Towson Property includes 67 assisted living units and 24 units for residents with Alzheimer's and related memory disorders. The Operator provides assistance to residents with daily living activities such as bathing, dressing and medication reminders. The Property is located in a northern suburb of Baltimore, Maryland. The number of seniors in the ten-mile area surrounding the Towson Property is expected to grow by 12.4% between 2001 and 2006. The Property is within four miles of three hospitals and is near shopping areas and Towson University.

         Clayton Property. The Clayton Property, which opened in March 2000, is the Marriott MapleRidge of Clayton located in Clayton, Ohio. The Clayton Property includes 42 assisted living units and 42 units for residents with Alzheimer's and related memory disorders. The Operator provides assistance to residents with daily living activities such as bathing, dressing and medication reminders. The Property is located northwest of downtown Dayton, Ohio. The number of seniors in the ten-mile area surrounding the Clayton Property is expected to grow by 14.9% between 2001 and 2006. The Property is within ten miles of four hospitals, a mall and other shopping areas.

         Dartmouth Property. The Dartmouth Property, which opened in November 1999, is the Marriott MapleRidge of Dartmouth, located in Dartmouth, Massachusetts. The Dartmouth Property includes 56 assisted living units and 28 units for residents with Alzheimer's and related memory disorders. The Operator provides assistance to residents with daily living activities such as bathing, dressing and medication reminders. The Property is located 30 miles east of Providence, Rhode Island and 60 miles south of Boston, Massachusetts. The number of seniors in the ten-mile area surrounding the Dartmouth Property is expected to grow by 13.8% between 2001 and 2006. The Property is within two miles of two hospitals and is near the North Dartmouth Mall and other shopping areas.

         Elk Grove Property. The Elk Grove Property, which opened in September 1999, is the Marriott MapleRidge of Laguna Creek located in Elk Grove, California. The Elk Grove Property includes 56 assisted living units and 28 units for residents with Alzheimer's and related memory disorders. The Operator provides assistance to residents with daily living activities such as bathing, dressing and medication reminders. The Property is located in a southern suburb of Sacramento, California. The number of seniors in the ten-mile area surrounding the Elk Grove Property is expected to grow by 20.3% between 2001 and 2006. The Property is within four miles of three hospitals and is adjacent to shopping and dining areas.

         In addition to the above commitments, the Company has entered into an initial commitment to acquire a 10% interest in a limited partnership that owns an office building located in Orlando, Florida, in which the Advisor and its Affiliates lease office space. The Company's equity investment in the partnership is expected to be approximately $300,000. The Company's share in the limited partnership's distributions will be equivalent to its equity interest in the limited partnership. The remaining interest in the limited partnership is expected to be owned by several Affiliates of the Advisor.

BORROWING

         On February 11, 2002, the Company assumed approximately $13,000,000 of Permanent Financing relating to the Oak Park Property which is secured by a mortgage on the Oak Park Property. The loan bears interest at a variable rate ranging from 6.28% to 8.00% per annum and requires monthly principal and interest payments through October 2003 with all unpaid principal and interest due at that time. In connection with the loan, the Company incurred assumption fees of approximately $16,200.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

         On  February  13,  2002,  Timothy S. Smick  resigned  his  position  as
Independent Director of the Company and James W. Duncan, Jr. was appointed to serve the remainder of his term.

         James W. Duncan, Jr. Independent Director. Mr. Duncan is the president of NavTrak, Inc., a mobile data and asset tracking company that provides a web-based system to track vehicles in commercial fleets. From 1994 through 2000, Mr. Duncan served as the president of The Latrobe Group, LLC, a private investment company. In addition, from 1994 through 2001, Mr. Duncan was a member of the board of governors for Opportunity International, a non-profit organization that provides entrepreneurs with access to capital and business training to start and expand small businesses. From 1985 through 1994, Mr. Duncan was co-chairman and president of PersonaCare, Inc., a company he co-founded that provided sub-acute, skilled nursing and assisted living care with 12 facilities located in six states. Prior to co-founding PersonaCare, Inc., Mr. Duncan was a partner in Duncan & Smick, a commercial real estate development firm. Mr. Duncan received a B.A. in Economics from Wheaton College in 1974 and a J.D. from the University of Maryland School of Law in 1978.

                          INDEX TO FINANCIAL STATEMENTS

                         CNL RETIREMENT PROPERTIES, INC.


                                                                           Page
                                                                           ----
Pro Forma Consolidated Financial Information (unaudited):

     Pro Forma Consolidated Balance Sheet as of December 31, 2001           12

     Pro Forma Consolidated Statement of Earnings for the year ended
     December 31, 2001                                                      13

     Notes to Pro Forma Consolidated Financial Statements for the year
     ended December 31, 2001                                                14

                  PRO FORMA CONSOLIDATED FINANCIAL INFORMATION



         The following Unaudited Pro Forma Consolidated Balance Sheet of CNL Retirement Properties, Inc. and its subsidiaries (the "Company") gives effect to
(i) the receipt of $23,039,289 in gross offering proceeds from the sale of 2,303,929 additional shares for the period January 1, 2002 through February 12, 2002, assumed borrowings of $46,520,000 under mortgage notes payable, and the accrual of related offering expenses, acquisition fees and miscellaneous acquisition expenses and (ii) the application of such funds and cash on hand as of December 31, 2001, to (a) invest in a joint venture which will own five properties and (b) purchase three additional properties, all as reflected in the pro forma adjustments described in the related notes. The Unaudited Pro Forma Consolidated Balance Sheet as of December 31, 2001, has been adjusted to give effect to the transactions in (i) and (ii) above as if they had occurred on December 31, 2001.

         The Unaudited Pro Forma Consolidated Statements of Earnings for the year ended December 31, 2001, includes the historical operating results of properties described in (ii) above from the date of their acquisition plus operating results from (A) the later of (i) the date the properties became operational by the previous owners or (ii) January 1, 2001, to (B) the earlier of (i) the date the properties were acquired by (or for the pending acquisitions, became probable of being acquired) the Company or (ii) the end of the pro forma period presented (the "Pro Forma Period").

         This pro forma consolidated financial information is presented for informational purposes only and does not purport to be indicative of the Company's financial results or condition if the various events and transactions reflected herein had occurred on the dates or been in effect during the periods indicated. This pro forma consolidated financial information should not be viewed as indicative of the Company's financial results or conditions in the future.

                                              CNL RETIREMENT PROPERTIES, INC.
                                                  AND SUBSIDIARIES
                                   UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
                                                  December 31, 2001

                                                                                   Pro Forma
                         ASSETS                             Historical            Adjustments                  Pro Forma
                                                          --------------          -------------              -------------

Land, buildings and equipment on operating leases, net      $ 35,232,568           $106,099,183    (b)       $ 145,871,090
                                                                                      4,539,339    (b)
Cash and cash equivalents                                     26,721,107             23,039,289    (a)             104,266
                                                                                     46,520,000    (b)
                                                                                   (106,099,183 )  (b)
                                                                                     (1,826,167 )  (b)
                                                                                       (716,926 )  (b)
                                                                                      8,500,000    (c)
                                                                                      4,243,967    (d)
                                                                                       (277,821 )  (e)
Restricted cash                                                   35,109                277,821    (e)             312,930
Receivables                                                      180,163                     --                    180,163
Loan costs, net                                                   36,936                716,926    (b)             753,862
Accrued rental income                                             97,793                     --                     97,793
Other assets                                                   2,143,213              1,036,768    (a)             466,809
                                                                                      1,826,167    (b)
                                                                                     (4,539,339 )  (b)
                                                          --------------          -------------              -------------
                                                            $ 64,446,889           $ 83,340,024               $147,786,913
                                                          ==============          =============              =============


          LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:
    Accounts payable and accrued expenses                      $ 294,839                $    --                 $  294,839
    Due to related parties                                     1,772,807              2,879,911    (a)           4,652,718
    Mortgages payable                                                 --             46,520,000    (b)          46,520,000
    Security deposits                                          1,363,986              4,243,967    (d)           5,607,953
    Rent paid in advance                                         105,215                     --                    105,215
                                                          --------------          -------------              -------------
          Total liabilities                                    3,536,847             53,643,878                 57,180,725
                                                          --------------          -------------              -------------

Minority Interest                                                     --              8,500,000    (c)           8,500,000
                                                          --------------          -------------              -------------

Stockholders' equity:
    Preferred stock, without par value.
       Authorized and unissued 3,000,000 shares                       --                     --                         --
    Excess shares, $0.01 par value per share.
       Authorized and unissued 103,000,000 shares                     --                     --                         --
    Common stock, $0.01 par value per share.
       Authorized 100,000,000 shares; issued
       7,141,131 and outstanding 7,134,400
       shares; issued 9,445,060 and outstanding
       9,438,329 shares, as adjusted                              71,344                 23,039    (a)              94,383
    Capital in excess of par value                            61,786,149             23,016,250    (a)          82,959,256
                                                                                     (1,843,143 )  (a)
    Accumulated distributions in excess of net earnings         (947,451 )                   --                   (947,451 )
                                                          --------------          -------------              -------------
          Total stockholders' equity                          60,910,042             21,196,146                 82,106,188
                                                          --------------          -------------              -------------
                                                            $ 64,446,889           $ 83,340,024               $147,786,913
                                                          ==============          =============              =============


           See accompanying notes to unaudited pro forma consolidated financial statements.




                         CNL RETIREMENT PROPERTIES, INC.
                                AND SUBSIDIARIES
             UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS
                          YEAR ENDED December 31, 2001

                                                                                Pro Forma
                                                        Historical             Adjustments               Pro Forma
                                                       ------------          ---------------           -------------

Revenues:
    Rental income from operating leases                 $ 1,725,018             $ 12,743,721     (1)    $ 14,468,739
    FF&E reserve income                                      39,199                       --                  39,199
    Interest and other income                               135,402                 (134,844   ) (2)             558
                                                        ------------          ---------------           -------------
                                                          1,899,619               12,608,877              14,508,496
                                                        ------------          ---------------           -------------
Expenses:
    Interest                                                105,056                2,966,021     (3)       3,071,077
    General operating and administrative                    395,268                       --                 395,268
    Asset management fees to related party                   93,219                  654,041     (4)         747,260
    Reimbursement of operating expenses
       from related party                                  (145,015  )               145,015     (5)              --
    Depreciation and amortization                           535,126                3,741,378     (6)       4,276,504
                                                        ------------          ---------------           -------------
                                                            983,654                7,506,455               8,490,109
                                                        ------------          ---------------           -------------

Net earnings before minority interest                       915,965                5,102,422               6,018,387

Minority interest                                                --                 (470,359   ) (7)        (470,359 )
                                                        ------------          ---------------           -------------

Net Earnings                                              $ 915,965              $ 4,632,063             $ 5,548,028
                                                        ============          ===============           =============

Net Earnings Per Share of Common Stock
    (Basic and Diluted) (8)                                $   0.38                                        $    0.64
                                                        =============                                   =============

Weighted Average Number of Shares of Common
    Stock Outstanding (Basic and Diluted) (8)             2,391,072                                        8,675,690
                                                        ============                                    =============







           See accompanying notes to unaudited pro forma consolidated financial statements.

                         CNL RETIREMENT PROPERTIES, INC.
                                AND SUBSIDIARIES
                    NOTES TO UNAUDITED PRO FORMA CONSOLIDATED
                              FINANCIAL STATEMENTS
                      FOR THE YEAR ENDED DECEMBER 31, 2001


Unaudited Pro Forma Consolidated Balance Sheet:

(a) Represents gross proceeds of $23,039,289 from the sale of 2,303,929 shares during the period January 1, 2002 through February 12, 2002, and the accrual of $2,879,911 for related acquisition fees of $1,036,768 (4.5% of gross proceeds) which are reflected in other assets, selling commissions of $1,727,947 (7.5% of gross proceeds) and marketing support and due diligence expense reimbursement fees of $115,196 (0.5% of gross proceeds) which have been netted against stockholders' equity.

(b) Represents the use of $62,122,276 of cash and cash equivalents and $46,520,000 borrowings under mortgage notes payable, to purchase eight properties for $106,099,183, to pay $1,826,167 of acquisition fees on permanent financing (4.5% of permanent financing) and miscellaneous acquisition costs incurred in conjunction with the purchase of the properties and to pay loan costs of $716,926. Also represents reclassification of $393,431 in miscellaneous acquisition costs and $4,145,908 in acquisition fees to land, buildings and equipment on operating leases.

                                                                            Acquisition
                                                                              Fees and
                                                                           Closing Costs
                                                                            Allocated to
                                                      Purchase Price         Investment            Total
                                                      ----------------     ---------------    ----------------

         Holley Court Terrace in Oak Park, IL            $ 18,469,275           $ 901,842         $19,371,117
         Homewood Residence in Coconut Creek, FL            9,687,563             462,146          10,149,709
         Heritage Club in Greenwood Village, CO            17,865,375             806,442          18,671,817
         Brighton Gardens in Camarillo, CA                 20,157,404             794,833          20,952,237
         Brighton Gardens in Towson, MD                    13,240,648             522,095          13,762,743
         MapleRidge in Clayton, OH                          8,695,351             342,868           9,038,219
         MapleRidge in Dartmouth, MA                        8,794,162             346,764           9,140,926
         MapleRidge in Elk Grove, CA                        9,189,405             362,349           9,551,754
                                                      ----------------     ---------------    ----------------

                                                         $106,099,183          $4,539,339        $110,638,522
                                                      ================     ===============    ================

(c) The properties in Camarillo, California, Towson, Maryland, Clayton, Ohio, Dartmouth, Massachusetts, and Laguna Creek, California (the "Joint Venture Properties") are owned through a consolidated joint venture (the "Joint Venture") in which the Company owns a 76.75 percent interest. Adjustment represents $8,500,000 of cash received from the minority partner for ownership of 23.25 percent of the joint venture.

(d) Represent cash and cash equivalents of $4,243,967 from the lessees as security deposits in conjunction with the leases for the properties described in (b) above.

(e) Represents cash of $277,821 that was placed in escrow in conjunction with the mortgage loan related to the property in Oak Park, Illinois.

Unaudited Pro Forma Consolidated Statements of Earnings:
-------------------------------------------------------

(1) Represents adjustment to rental income from the operating leases for the properties acquired by (or for pending acquisitions, that are probable of being acquired) by the Company as of February 12, 2002 (collectively, the "Pro Forma Property" or "Pro Forma Properties") for the Pro Forma Period.

                         CNL RETIREMENT PROPERTIES, INC.
                                AND SUBSIDIARIES
                    NOTES TO UNAUDITED PRO FORMA CONSOLIDATED
                        FINANCIAL STATEMENTS - CONTINUED
                      FOR THE YEAR ENDED DECEMBER 31, 2001


Unaudited Pro Forma Consolidated Statements of Earnings - Continued:
-------------------------------------------------------------------

         The following presents the actual date the Pro Forma Properties were acquired by (or for the pending acquisitions, became probable of being acquired) by the Company as compared to the date the Pro Forma Properties were treated as becoming operational as a rental property for purposes of the Pro Forma Consolidated Statements of Earnings.


                                                                                   Date the Property
                                                                                        Became
                                                                                   Operational as a
                                                                  Date              Rental Property
                                                           Acquired/Probable         for Pro Forma            Purchase
                                                             by the Company            Purposes                 Price
                                                          ---------------------    ------------------     --------------

         Broadway Plaza in Arlington, TX                  November 9, 2001          January 1, 2001          $10,578,750
         Homewood Residence in Boca Raton, FL             November 9, 2001          January 1, 2001            9,672,000
         Holley Court Terrace in Oak Park, IL             February 11, 2002         January 1, 2001           18,469,275
         Homewood Residence in Coconut Creek, FL          February 11, 2002         January 1, 2001            9,687,563
         Heritage Club in Greenwood Village, CO           December 21, 2001         January 1, 2001           17,865,375
         Brighton Gardens in Camarillo, CA a              February 12, 2002         January 1, 2001           20,157,404
         Brighton Gardens in Towson, MD a                 February 12, 2002         January 1, 2001           13,240,648
         MapleRidge in Clayton, OH a                      February 12, 2002         January 1, 2001            8,695,351
         MapleRidge in Dartmouth, MA a                    February 12, 2002         January 1, 2001            8,794,162
         MapleRidge in Elk Grove, CA a                    February 12, 2002         January 1, 2001            9,189,405

         The leases provide for the payment of percentage rent in addition to base rental income; however, no percentage rent was due under the leases for the Pro Forma Properties during the period the Company was assumed to have held the properties.

         a Properties acquired through joint venture (see Note (3) below.)

(2) Represents adjustment to interest income due to the decrease in the amount of cash available for investment in interest bearing accounts for the Pro Forma Period. The pro forma adjustment is based upon the fact that interest income from interest bearing accounts was earned at a rate of approximately two to four percent per annum by the Company during the year ended December 31, 2001.

                         CNL RETIREMENT PROPERTIES, INC.
                                AND SUBSIDIARIES
                    NOTES TO UNAUDITED PRO FORMA CONSOLIDATED
                        FINANCIAL STATEMENTS - CONTINUED
                      For THE Year ENDED DECEMBER 31, 2001


Unaudited Pro Forma Consolidated Statements of Earnings - Continued:
-------------------------------------------------------------------

(3) Represents adjustment to interest expense for mortgage loans for the Pro Forma Period based on the following terms:

                                            Mortgage                                                    Pro Forma
                                              Loan                      Interest Rate                  Adjustment
                                          -------------     --------------------------------------    --------------
         Holley Court Terrace in Oak        $13,000,000     Floating  at 350  basis  points  over          $934,181
         Park, IL, maturing October                         the 30-day LIBOR,  with a LIBOR floor
         2003                                               of  3.50.   If  30-day   LIBOR  falls
                                                            below 2.60, interest rate will be 30-day
                                                            LIBOR plus 440 basis points. During the
                                                            Pro Forma Period, the interest rate
                                                            varied from 6.28% to 8.00%.

         Heritage Club in Greenwood        $10,000,000      7.5%                                           $750,000
         Village, CO, maturing
         January 2016

         Joint Venture Properties,         $23,520,000      Floating  at 150  basis  points  over        $1,281,840
         maturing January 2006                              the rate of  commercial  paper graded
                                                            A1 by Standard & Poors or F1 by Fitch
                                                            IBCA. During the Pro Forma Period, the
                                                            interest rate varied from 3.78% to 6.99%.

         If the interest rates on variable rate loans would have increased by 0.125% during the Pro Forma Period, interest expense would have increased by $41,066.

(4) Represents increase in asset management fees relating to the Pro Forma Properties for the Pro Forma Period. Asset management fees are equal to 0.60% per year of the Company's Real Estate Asset Value as defined in the Company's prospectus.

(5) Pursuant to the advisory agreement, CNL Retirement Corp. (the "Advisor") is required to reimburse the Company the amount by which the total operating expenses paid or incurred by the Company exceed in any four consecutive fiscal quarters (the "Expense Year") the greater of two percent of average invested assets or 25 percent of net income (the "Expense Cap.") During the Expense Year ended June 30, 2001, the Company's operating expenses exceeded the Expense Cap by $145,015.

         As a result of the Pro Forma Properties being treated in the Pro Forma Consolidated Statements of Earnings as operational for the Pro Forma Period, the Expense Cap increased based on two percent of average invested assets; therefore, the amount of the reimbursement of operating expenses from related party was adjusted for the year ended December 31, 2001.

                         CNL RETIREMENT PROPERTIES, INC.
                                AND SUBSIDIARIES
                    NOTES TO UNAUDITED PRO FORMA CONSOLIDATED
                        FINANCIAL STATEMENTS - CONTINUED
                      FOR THE YEAR ENDED DECEMBER 31, 2001


(6) Represents increase in depreciation expense of the buildings and the furniture, fixture and equipment ("FF&E") portions of the Pro Forma Properties accounted for as operating leases using the straight-line method of $3,608,682. The buildings and FF&E are depreciated over useful lives of 40 and seven years, respectively. Also represents amortization of the loan costs of $132,696 on related mortgage loans, amortized during the Pro Forma Period under the straight-line method (which approximates the effective interest method) over the life of the loan.

         The following presents the amount of land, building and FF&E for each of the Pro Forma Properties:

                                                      Land          Building        FF&E
                                                  -------------   -----------   ----------

         Broadway Plaza in Arlington, TX          $  1,343,538    $ 9,174,538   $  602,226
         Homewood Residence in Boca Raton, FL        1,143,571      8,501,806      554,537
         Holley Court Terrace in Oak Park, IL        2,128,886     16,732,771      509,460
         Homewood Residence in Coconut Creek, FL     1,670,643      7,923,877      555,189
         Heritage Club in Greenwood Village, CO      2,147,259     15,497,608    1,026,950
         Brighton Gardens in Camarillo, CA           2,409,507     17,390,355    1,152,375
         Brighton Gardens in Towson, MD              1,582,715     11,423,077      756,951
         MapleRidge in Clayton, OH                   1,039,395      7,501,722      497,102
         MapleRidge in Dartmouth, MA                 1,051,207      7,586,969      502,750
         MapleRidge in Elk Grove, CA                 1,098,452      7,927,956      525,346

(7) Represents adjustment for the interest of the joint venture, a consolidated subsidiary in which the Company will own a 76.75% interest, for the Pro Forma Period.

                 Revenues:
                     Rental income from operating leases         $ 5,488,101

                 Expenses:
                     Interest                                      1,281,840
                     Asset management fees to related parties        276,654
                     Depreciation and amortization                 1,906,552
                                                                ------------

                 Net earnings of Joint Venture                     2,023,055
                                                                ------------
                 Minority interest ownership percentage               23.25%
                                                                ------------

                 Minority interest                                $  470,359
                                                                ============

(8) Historical earnings per share were calculated based upon the weighted average number of shares of common stock outstanding during the year ended December 31, 2001. As a result of receipt of gross proceeds from the sale of shares during the period January 1, 2002 through February 12, 2002, as described in Note (a) above, which were used to acquire the Pro Forma Properties described in Note (b) above, pro forma earnings per share were calculated based upon the weighted average number of shares of common stock outstanding, as adjusted for the subsequent sale of shares, during the year ended December 31, 2001.

         In addition, for the year ended December 31, 2001, pro forma earnings per share were calculated based on the historical weighted average number of shares of common stock outstanding, as adjusted for the subsequent sale of shares through February 12, 2002, necessary to fund the cost of the acquired properties and pending acquisitions described in (b) as of the pro forma acquisition date described in Note (1).

                         CNL RETIREMENT PROPERTIES, INC.
                STATEMENT OF ESTIMATED TAXABLE OPERATING RESULTS
                         BEFORE DIVIDENDS PAID DEDUCTION
                  OF PROPERTIES ACQUIRED FROM NOVEMBER 11, 2001
                            THROUGH FEBRUARY 12, 2002
                For the Year Ended December 31, 2001 (Unaudited)


         The following schedule presents unaudited estimated taxable operating results before dividends paid deduction of each Property acquired by the Company from November 10, 2001 through February 12, 2002 and the Properties for which the Company had initial commitments as of February 12, 2002. The statement presents unaudited estimated taxable operating results for each Property as if the Property (i) had been acquired the earlier of (a) the actual date acquired by the Company or (b) January 1, 2001, and (ii) and been operational during the period January 1, 2001 through December 31, 2001. The schedule should be read in light of the accompanying footnotes. For information relating to Properties acquired prior to November 10, 2001, see Appendix E to the Prospectus Supplement dated November 29, 2001.

         These estimates do not purport to present actual or expected operations of the Company for any period in the future. The estimates were prepared on the basis described in the accompanying notes which should be read in conjunction herewith.

                                                                                                       Brighton Gardens
                                    Holley Court Terrace      Homewood Residence     Heritage Club       by Marriott
                                          Oak Park              Coconut Creek      Greenwood Village      Camarillo
                                   ----------------------     ------------------   ------------------   ---------------
Estimated Taxable Operating
    Results Before Dividends
    Paid Deduction:
Rental Income (1)                       $1,846,927                  $ 968,756         $1,786,538         $1,844,586

Asset Management Fees (2)                 (110,816 )                  (58,125  )        (107,192  )        (120,944 )

Interest Expense (3)                      (934,181 )                       --           (750,000  )        (430,835 )

General and Administrative
    Expenses (4)                          (147,754 )                  (77,500  )        (142,923  )        (147,567 )
                                      -------------            ---------------      -------------       ------------

Estimated Cash Available from
    Operations                             654,176                    833,131            786,422          1,145,240

Depreciation  and Amortization
    Expense (5) (6)                       (536,812 )                 (314,214  )        (609,432  )        (716,763 )
                                      -------------            ---------------      -------------       ------------

Estimated Taxable Operating
    Results Before Dividends
    Paid Deduction                       $ 117,364                  $ 518,917          $ 176,991          $ 428,477
                                      =============            ===============      =============       ============



                                  See Footnotes








                                   Brighton Gardens        MapleRidge                MapleRidge              MapleRidge
                                      by Marriott          by Marriott               by Marriott            by Marriott
                                        Towson               Clayton                  Dartmouth              Elk Grove
                                  ------------------    -------------------       ------------------      -----------------

Estimated Taxable Operating
    Results Before Dividends
    Paid Deduction:
Rental Income (1)                    $ 1,205,373               $794,451                $803,582                $840,109

Asset Management Fees (2)                (79,444  )             (52,172 )               (52,765  )              (55,136  )

Interest Expense (3)                    (281,536  )            (185,558 )              (187,590  )             (196,222  )

General and Administrative
    Expenses (4)                         (96,430  )             (63,556 )               (64,287  )              (67,209  )
                                  ---------------        ---------------          --------------           -------------

Estimated Cash Available from
    Operations                           747,963                493,165                 498,940                 521,542

Depreciation  and Amortization
    Expense (5) (6)                     (470,678  )            (309,164 )              (312,680  )             (326,742  )
                                  ---------------        ---------------          --------------           -------------

Estimated Taxable Operating
    Results Before Dividends
    Paid Deduction                     $ 277,285               $184,001                $186,260                $194,800
                                  ===============        ===============          ==============           =============




                                  See Footnotes

                                                      Total
                                           ----------------------------

Estimated Taxable Operating
    Results Before Dividends
    Paid Deduction:
Rental Income (1)                                $ 10,090,322

Asset Management Fees (2)                            (636,594  )

Interest Expense (3)                               (2,965,922  )

General and Administrative
    Expenses (4)                                     (807,226  )
                                               ---------------

Estimated Cash Available from
    Operations                                      5,680,580

Depreciation  and Amortization
    Expense (5) (6)                                (3,596,485  )
                                               ---------------

Estimated Taxable Operating
    Results Before Dividends
    Paid Deduction                                $ 2,084,095
                                               ===============




                                  See Footnotes

-----------------------
FOOTNOTES:

(1) Rental income does not include percentage rents which will become due if specified levels of gross receipts are achieved.

(2) The Properties will be managed pursuant to an advisory agreement between the Company and CNL Retirement Corp. (the "Advisor"), pursuant to which the Advisor will receive monthly asset management fees in an amount equal to one-twelfth of .60% of the Company's Real Estate Asset Value as of the end of the preceding month as defined in such agreement. See "Management Compensation."

(3) The Company assumed a mortgage note secured by the Oak Park Property in the principal amount of approximately $13,000,000 with an interest rate based on LIBOR plus 350 basis points, not to exceed 8.0% per annum. In conjunction with the purchase of the Greenwood Village Property, the Company is expected to borrow $10,000,000 on a mortgage payable with an interest rate of 7.50% per annum. In addition, the Company is expected to obtain Permanent Financing of $23,520,000 related to the purchase of the Camarillo, Towson, Clayton, Dartmouth and Elk Grove Properties with an interest rate based on the commercial paper rate plus 150 basis points.

(4) Estimated at 8% of gross rental income, based on the previous experience of an Affiliate of the Advisor with another public REIT.

(5) The federal tax basis of the depreciable portion of each property and the number of years the assets have been depreciated on the straight-line method are as follows:

                                                               Furniture and
                                             Buildings            Fixtures
                                             39 years)          (5-15 years)
                                           --------------     -----------------

         Oak Park Property                    $16,732,771           $ 509,460
         Greenwood Village Property            15,497,608           1,026,950
         Coconut Creek Property                 7,923,877             555,189
         Camarillo Property                    17,390,355           1,152,375
         Towson Property                       11,423,077             756,951
         Clayton Property                       7,501,722             497,102
         Dartmouth Property                     7,586,969             502,750
         Elk Grove Property                     7,927,956             525,346

(6)      Loan  costs   totalling   $716,926  have  been   amortized   under  the
         straight-line method over the term of each loan.